200 CROSSING BLVD BRIDGEWATER, NJ 08807 Synchronoss.com

     October 11, 2024
Via EDGAR

Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:     Charlotte Young
        Daniel Crawford

    Re:     Synchronoss Technologies, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 25, 2024
        File No. 001-40574

Dear Ms. Young and Mr. Crawford:
On behalf of Synchronoss Technologies, Inc. (the “Company,” “we,” “us,” and “our”), the following responses are provided to the comments submitted to the Company by the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated September 26, 2024 (the “Letter”) relating to the Company’s Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”). For your convenience, we have restated below in italics each comment from the Letter and have supplied our response to the comment immediately thereafter.
Definitive Proxy Statement on Schedule 14A
Pay Versus Performance, page 55 On behalf of Synchronoss Technologies, Inc. (the “Company,” “we,” “us,” and “our”), the following responses are provided to the comments submitted to the Company by the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated September 26, 2024 (the “Letter”) relating to the Company’s Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”). For your convenience, we have restated below in italics each comment from the Letter and have supplied our response to the comment immediately thereafter.

1.We note your disclosure on pages 36 and 37 that your named executive officers did not earn all of the issued cash units for the 2021-2023 performance period making it appear that some of the cash units failed to vest and were forfeited. However, we do not see a related entry pursuant to Item 402(v)(2)(iii)(C)(1)(v) of Regulation S-K for equity that has failed to meet vesting conditions in the footnotes to your pay versus performance table. Please tell us whether, and if so how, the cash units have been reflected in the calculations provided pursuant to Item 402(v)(2)(iii)(C)(1) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Performance Based Cash Units that were not earned for the 2021-2023 performance period, as discussed on pages 36 and 37 of the Proxy Statement, have been reflected in the calculations provided pursuant to Item 402(v)(2)(iii)(C)(1) of Regulation S-K. The Company subtracted the fair value of such Performance Based Cash Units as of the end of the prior fiscal year and added in the fair value as of the end of the current fiscal year to the “Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years” entry pursuant to Item 402(v)(2)(iii)(C)(1)(iv) for both the PEO and the non-PEO NEOs, on pages 55 and 56 of the Proxy Statement, respectively. As there was a portion of the 2021-2023 performance metrics that were satisfied, and the Performance Based Cash Units remained unvested until February 2024, the Company reconciled these within the “Unvested” line item, rather than “Vested”. Additionally, the Company considered the text of Footnote 210 of the SEC Final Rule Release Number 34-95607 (the “Final Rule”) related to an executive’s equity awards that are determined to fail to vest. As the Performance Based Cash Units were earned in part but did not yet meet time-based vesting requirements, the Company interpreted that the Performance Based Cash Units did not fall within the scope of Footnote 210 of the Final Rule. If the Staff advises the Company that these Performance Based Cash Units that were earned in part but did not yet meet time-based vesting requirements should be reconciled in the entry pursuant to Item 402(v)(2)(iii)(C)(1)(v), then the Company will do so in the Company’s future filings containing the disclosures required by Item 402(v) of Regulation S-K.

2.We note that you have identified “Operating Income,” a GAAP financial measure, as your Company-Selected Measure pursuant to Item 402(v)(2)(vi) of Regulation S-K. However, the audited GAAP “(Loss) income from operations” values in your annual report on Form 10-K for the year ended December 31, 2023, differ from the “Operating Income” values in your pay versus performance table. It appears that the value set forth in your pay versus performance table for 2023 represents Adjusted EBITDA as set forth in the Form 8-K furnished March 12, 2024, rather than GAAP Operating Income. It also appears that the values set forth in your pay versus performance table for 2020 – 2022 are the same as the “(Loss) income from operations” amounts in your annual report on Form 10-K for the year ended December 31, 2022; however, we note that the amounts have been adjusted in the annual report on Form 10-K for the fiscal year ended December 31, 2023. Given that the Company-Selected Measure does not appear in your most recent audited GAAP financial statements, please tell us and revise future disclosure, as applicable, to explain how the measure is calculated from your audited financial statements, as required by Item 402(v)(2)(vi). Please note that the Company-Selected Measure description is not subject to reconciliation under Regulation G or Item 10(e) of Regulation S-K. In addition, incorporation by reference to disclosure in a separate filing will not satisfy this disclosure requirement.

Response: The Company respectfully acknowledges the Staff’s comment. The Company acknowledges that “Operating Income” is a GAAP financial measure that appears in its most recent audited financial statements as “Income from Operations.” As disclosed in the Compensation Discussion and Analysis section of the Proxy Statement, the Company refers to “Operating Income,” which, as used in the Proxy Statement was intended to be a non-GAAP financial measure calculated by adjusting net (loss) income attributable to the Company by adding back items including stock-based compensation expense, acquisition and divestiture related costs, restructuring charges, certain litigation expenses, net loss (income) from discontinued operations, loss on sale of discontinued operations, interest income and expense, provisions or benefits for income taxes, preferred dividend expense, net income or loss attributable to non-controlling interest, certain non-recurring charges and depreciation and amortization expense. The Company further acknowledges that it did not utilize the same Company-Selected Measure for all years included in its pay versus performance table.

The Company confirms that in future filings containing the pay versus performance disclosures required by Item 402(v) of Regulation S-K (a) it will use same Company-Selected Measure for all years included in its pay versus performance table and (b) if the Company-Selected Measure is not a GAAP financial measure that appears in its most recent audited financial statements, the Company will identify any such non-GAAP measure in a manner that does not suggest it is a GAAP measure (i.e. “adjusted operating income”) and explain how the measure is calculated from its audited financial statements, as required by Item 402(v)(2)(vi).

3.The Company-Selected Measure should, in your assessment, “represent the most important financial performance measure (that is not otherwise required to be disclosed in the table) used by [you] to link compensation actually paid to [your] named executive officers, for the most recently completed fiscal year, to company performance.” See Item 402(v)(2)(vi) of Regulation S-K. It appears you may have used Adjusted EBITDA as your Company-Selected Measure for 2023 and Operating Income as your Company-Selected Measure for the other years in your pay versus performance table. In future filings, please use a single Company-Selected Measure, clearly identify such measure, and show the quantified results of that measure, calculated in the same way, for each fiscal year covered by your pay versus performance table.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will use a single Company-Selected Measure, clearly identify such measure, and show the quantified results of that measure, calculated in the same way, for each fiscal year covered by the Company’s pay versus performance table in the Company’s future filings containing the disclosures required by Item 402(v) of Regulation S-K.

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Please contact me directly at lou.ferraro@synchronoss.com or (908) 547-1062 if you have any questions about this response letter.

Sincerely yours,
Synchronoss Technologies, Inc.

/s/ Louis Ferraro
Louis Ferraro
Chief Financial Officer
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